

Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA



10 May 2005

82-2083

Dear Sirs

ROYAL P&O NEDLLOYD

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 6/6



News Release

10 May 2005

ROYAL P&O NEDLLOYD

P&O notes the announcements earlier this morning by Royal P&O Nedlloyd and A.P. Moeller-Maersk regarding a possible combination of the two companies. The announcements stated that there could be no certainty that a transaction would result and that further announcements would be made as appropriate. P&O has a 25% shareholding in Royal P&O Nedlloyd.

Further information: Peter Smith, Director, Communications and Strategy
+44 (0)20 7930 4343

(ends)

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com